UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

DSG International Limited

(Translation of registrant’s name into English)

17/Floor Watson Centre, 16-22 Kung Yip Street, Kwai Chung, NT, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Peter Chang
Chief Financial Officer

Date: November 29, 2005

DSG INTERNATIONAL LIMITED ANNOUNCES

DELISTING AND DEREGISTRATION

Duluth, Georgia November 29, 2005, DSG International Limited (NASDAQ:DSGIF) announced today that it intends to terminate the NASDAQ National Market listing of the Company’s Ordinary Shares and deregistered the Company’s Ordinary Shares under the Securities Exchange Act of 1934 effective the opening of business on December 5, 2005. This action was taken after an evaluation by the Company’s Board of Directors that it was not in the long-run financial interest of the Company and its shareholders to bear the burdens and costs of maintaining a publicly held company in the United States. The Board concluded that the Company was not in a position to use its status as a public company to raise capital through the sale of securities in a public offering in the future or otherwise access the public markets to raise equity capital on terms the Company believes would be advantageous. The Company’s small public stock float and limited trading volume limited the ability of our shareholders to trade their shares without also significantly affecting the public trading price. In addition, it did not appear practical for the shares to be used as acquisition currency or be a significant factor in successfully attracting and retaining employees. During the period prior to the announcement of the Company’s deregistration and delisting from January 1, 2004 to October 31, 2005, the average daily trading volume on the NASDAQ National Market System of the Company’s Ordinary Shares was approximately 850 shares.

The Company’s status as a public company not only failed to materially benefit its shareholders but, also, in the Board’s view placed a unnecessary financial burden on the Company. As a public company, the Company incurs direct costs associated with the filing and reporting requirements of the Securities and Exchange Commission (the “SEC”) imposed on public companies.

Moreover, the substantial costs and burdens imposed on the Company as a result of being public in the United States are likely to increase significantly as a result of the passage of the Sarbanes-Oxley Act of 2002 and the compliance requirements of Section 404 relating to internal control over financial reporting which, since the Company is a “foreign private issuer” as defined in regulations of the SEC, will apply to the Company commencing this year.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973 with manufacturing plants in Ohio and Washington. The Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. It’s best selling brands include “Fitti®”, “Pet Pet®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®”, and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec,gov.

Contact Information, contact: Peter.Chang @AHP-DSG.com

Peter Chang
Chief Financial Officer